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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 30, 2010

	Fiscal Year Ended
Ratio of Earnings to Fixed Charges	Jan. 30, 2010	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007	Jan. 28, 2006
(millions)

Earnings from continuing operations before income taxes	$3,872	$3,536	$4,625	$4,497	$3,860
Capitalized interest	(9)	(48)	(66)	(47)	(42)

Adjusted earnings from continuing operations before income taxes	3,863	3,488	4,559	4,450	3,818

Fixed charges:
Interest expense (a)	830	956	747	646	532
Interest portion of rental expense	105	103	94	88	84

Total fixed charges	935	1,059	841	734	616

Earnings from continuing operations before income taxes and fixed charges	$4,798	$4,547	$5,400	$5,184	$4,434

Ratio of earnings to fixed charges	5.13	4.29	6.42	7.06	7.21

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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  Exhibit 12